Exhibit I

SECURITIES AND EXCHANGE COMMISSION
(RELEASE NO. 35-________); 70-9529

            Jersey Central Power & Light Company ("JCP&L"), 2800 Pottsville Pike, Reading, Pennsylvania 19605, a subsidiary of GPU, Inc. ("GPU"), a registered holding company, 300 Madison Avenue, Morristown, New Jersey 07962, has filed an application with this Commission under sections 6(a), 7, 9, 10, 12(b) and 12(f) of the Act and Rules 90 and 91 thereunder.
            JCP&L requests authority through December 31, 2001: (1) to form a new wholly-owned subsidiary ("Special Purpose Issuer") which will be any one of the following -- a trust, corporation, limited liability company or partnership;
(2) to acquire all of the common equity interests in the Special Purpose Issuer;
(3) to transfer to the Special Purpose Issuer bondable transition property ("BTP") in exchange for the net proceeds from the sale of the transition bonds;
(4) for the Special Purpose Issuer to issue and sell transition bonds from time to time through December 31, 2001; and (5) to enter into a Servicing Agreement and administration agreement. In addition, JCP&L hereby requests authority to form one or more additional corporate wholly owned subsidiaries which, if formed, will directly or indirectly own the Special Purpose Issuer.
            On February 9, 1999, New Jersey enacted the Electric Discount and Energy Competition Act, P.L. 1999, c. 23 (N.J.S.A. 48:3-49 et seq.) (the "Competition Act") to restructure the


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electric  utility and natural gas industries in New Jersey.  The Competition Act requires utilities to submit restructuring plans to the New Jersey Board of Public Utilities (the "BPU"), which include claims for each utility's "stranded costs" -- i.e., costs relating to utility investments and power purchase commitments that would have been recoverable in a regulated environment but are not expected to be recoverable as a result of the introduction of competition in the generation market. Utilities may recover these stranded costs from their
distribution   customers  through  a  non-bypassable  market  transition  charge
("MTC"), subject to approval by the BPU based upon, among other things, the Board's findings as to the utility's use of all reasonably available mitigation measures and an assessment of the full market value of the subject generation assets or power purchase commitments.
            The Competition Act provides for the use of securitization to facilitate utility restructurings by empowering the BPU, at the request of a utility, to authorize such utility, directly or indirectly, to issue transition bonds in order to recover and/or finance a portion of its stranded costs and assist in achieving compliance with the rate reduction requirements of the Competition Act. Utilities must apply to the BPU for a bondable stranded costs rate order authorizing the issuance of transition bonds and approving the amount of the initial transition bond charge ("TBC") to be imposed on all retail electric distribution customers.

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            On August 25,  1999,  JCP&L filed a petition  with the BPU seeking a bondable stranded costs rate order to authorize securitization of the stranded costs attributable to JCP&L's projected net investment in Oyster Creek Nuclear Generating Station ("Oyster Creek") at September 1, 2000, net of deferred income taxes and investment credits attributable to the plant in the amount of approximately $125 million.(1) Such amounts relating to Oyster Creek, which
would  otherwise  be  recoverable  from  JCP&L's   ratepayers  through  the  MTC
commencing August 1, 1999, will be collected via the TBC once JCP&L has securitized such amounts. Accordingly, JCP&L will seek BPU authorization to issue approximately $422 million of transition bonds representing approximately $400 million of the projected Oyster Creek net investment (gross plant, less accumulated depreciation and accumulated deferred income taxes, including the additional deferred income taxes resulting from the retirement of Oyster Creek) at September 1, 2000 and an estimated $22 million of transaction costs, including related fees and expenses of issuance and sale of the transition
bonds,   and  to  refinance  or  retire  its  debt  and   preferred   equity.(2)
Alternatively, if the

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1. JCP&L will seek a ruling from the Internal Revenue Service (the "IRS") to the effect that the proposed treatment of such deferred income taxes and investment tax credits as an offset to the amounts otherwise treated as stranded costs attributable to the plant is in compliance with the "normalization" requirements of the Internal Revenue Code. 2. The BPU has also authorized JCP&L to defer certain costs on its books and to securitize the resulting deferred balances, if any. JCP&L is not seeking Commission authority to securitize such balances now, but will request such authority if and when JCP&L files a separate petition with the BPU with respect thereto.
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IRS does not issue the tax ruling discussed in note 1, JCP&L may also securitize the amount of its projected net investment in Oyster Creek that, because of the IRS's failure to issue such ruling, cannot be offset by the deferred income taxes and investment tax credits attributable to the plant of approximately $125 million.
            The BTP and the  related TBC revenue  stream are  isolated  from any
credit  risk   associated  with  the  utility  because  the  utility  will  have transferred them to the Special Purpose Issuer, which will be structured to be a "bankruptcy remote" assignee. The Special Purpose Issuer, which is anticipated to be a Delaware limited liability company, will issue transition bonds secured by the BTP and the TBC revenue stream. The securitization will be structured so that the transfer of the BTP will be treated as an absolute transfer of all of the JCP&L's right, title and interest in the BTP as in a true sale, and not as a pledge or other financing, other than for Federal and State income and franchise tax purposes and for certain financial reporting purposes.
            Pursuant to a "Sale Agreement", JCP&L will transfer the BTP created by the irrevocable bondable stranded costs rate order to the Special Purpose Issuer, either directly or indirectly, in exchange for the net proceeds from the sale of the transition bonds. Such transfer will be treated as a true sale, and not as a secured financing, for bankruptcy purposes. The Special Purpose Issuer initially will be capitalized (at least 0.5% of the total principal amount of the transition bonds) through a

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direct or indirect  capital  contribution by JCP&L. The Special Purpose Issuer will deposit the capital contribution amount into a "Capital Subaccount."
            JCP&L requests authority for the Special Purpose Issuer to issue up to $548 million in transition bonds, which amount includes approximately $125 million of additional transition bonds that might be issued if the tax ruling discussed in note 1 is not issued. The Special Purpose Issuer may issue transition bonds in one or more series, and each such series may be issued in one or more classes. Different series may have different maturities and interest rates and each series may have classes with such maturities, interest rates and other terms as JCP&L shall determine from time to time in the future. The TBC for each series will be structured to provide for the recovery of the principal amount of the related transition bonds and the related interest, fees and expenses. There will be a date on which each of the transition bonds is expected to be repaid and a legal final maturity date by which the transition bonds must be repaid. Neither the expected final maturity nor the legal final maturity will be later than 15 years and 17 years, respectively, from the date of issuance of the related transition bonds. The expected final maturity date must be earlier than the legal final maturity date to meet rating agency requirements because the TBC is calculated by taking into account projections of such variables as the anticipated level of charge-offs, delinquencies, and usage, which may differ from the amounts actually experienced.

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            Pursuant  to a  Servicing  Agreement  between  JCP&L and the Special
Purpose Issuer,  JCP&L will act as a servicer of the TBC revenue stream. In this
capacity,   JCP&L  will,  among  other  things:  (1)  bill  customers  and  make collections on behalf of the Special Purpose Issuer and (2) file with the BPU for periodic adjustments to the TBC to achieve a level which allows for payment of all debt service and full recovery of amounts authorized by the Board to be collected through the TBC in accordance with the expected amortization schedule for each series and class of transition bonds. JCP&L may, subject to certain conditions, subcontract with other companies to carry out some of its servicing responsibilities.
            JCP&L will be entitled to receive a servicing  fee for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the Servicing Agreement. The servicing fee must be comparable to one negotiated at arms-length, which would be reasonable and sufficient for a similar, unaffiliated entity performing similar services. This rating agency requirement is meant to assure that the Special Purpose Issuer would be able to operate independently and, accordingly, the fee must be increased to retain a third party servicer if for any reason JCP&L could not continue to perform these services. As a result, the servicing fee will be set at an annual level of not more than 0.15% of the initial principal amount of the transition bonds if JCP&L is the servicer and 1.25% if a third party, that is not concurrently billing for other charges, is

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acting as servicer.
            Personnel  employed  by GPU  Service,  Inc.  ("GPUS")  will  provide ministerial services on an as-needed basis to the Special Purpose Issuer pursuant to an administration agreement ("AA") to be entered into between the Special Purpose Issuer and GPUS. The services to be provided will consist primarily of internal administrative matters relating to the Special Purpose Issuer such as providing notices required under its transition bond documentation, maintaining its books and records and maintaining authority to do business in appropriate jurisdictions. Under the AA, the Special Purpose Issuer will reimburse GPUS for the cost of the services provided, computed in accordance with Rules 90 and 91 under the Act, as well as other applicable rules and regulations. As described above, JCP&L will be retained under the Servicing Agreement to collect and manage the BTP and associated TBC revenues and to make appropriate filings with the BPU.
            JCP&L will use the net proceeds from the sale of the transition bonds to reduce eligible stranded costs through the retirement of debt or equity, or both, as permitted by the Competition Act. JCP&L's unbundled rates being implemented in connection with its restructuring filing already provide for the anticipated savings from the transition bonds to be passed through to customers.
            The Application, as amended, is available for public inspection through the Commission's Office of Public Reference.

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Interested  persons  wishing to comment or request a hearing should submit their views in writing by ________________, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as amended, may be granted.




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